Exhibit 99.1

Valens Semiconductor Reports First Quarter 2024 Results

Exceeds first quarter revenue guidance and raises second quarter guidance in anticipation of improved customer demand

HOD HASHARON, ISRAEL, May 8, 2024 – Valens Semiconductor Ltd. (NYSE: VLN), a leader in high-performance connectivity, today reported financial results for the first quarter ended March 31, 2024.

“We were pleased to report some upside relative to our first quarter revenue guidance even though our business, like most in our industry, also continued to be impacted by macroeconomic headwinds and ongoing slow inventory digestion in the audio-video and automotive markets.” said Gideon Ben-Zvi, CEO of Valens Semiconductor. “Nonetheless, we made good progress this quarter in expanding our collaborations and partnerships across the diverse verticals we serve as well as advancing our industry-leading high-performance connectivity solutions and bolstering the visibility of our superior technology.

“This quarter, we saw significant interest ramping up for our high-performance USB 3.0 extension solution, the VS6320. Since its launch in Q4 of last year, the chip has been designed into more than 30 products, and we anticipate multiple announcements and product launches as early as the InfoComm International trade show in June. We are excited to see the initial backlog and we expect sales to further ramp up during the second half of 2024.

“Our ongoing investment in expanding our presence within multiple verticals of the audio-video market enables us to capitalize on positive long-term trends, thanks to the latest additions to our portfolio, namely the VS6320 and the VA7000 chipsets. We believe that these verticals, which include video conferencing, industrial, and machine vision, combined may represent a total addressable market of approximately $1 billion per annum. Additionally, we continue to identify growth areas within multiple sectors of the automotive industry, and believe these opportunities, coupled with our technological innovations, may represent a total addressable market of $4.5 billion per annum by 2029.

“With our unparalleled innovative connectivity solutions and highly sophisticated chipsets, we believe Valens Semiconductor is strategically positioned to capture future opportunities that will continue to make a meaningful impact across a diverse set of growing industries. Finally, our strong balance sheet provides us with flexibility to continue to invest and innovate in pursuit of our long-term growth objectives,” concluded Ben-Zvi.

Key Financial Highlights

●	First quarter 2024 revenues reached $11.6 million, compared to $23.9 million in the first quarter of 2023

-	GAAP gross margin was 59.0% for the first quarter 2024 (non-GAAP gross margin was 62.0%). This compared to GAAP gross margin 66.1% for the first quarter 2023 (and non-GAAP gross margin of 67.2%). The year-over-year change was due to lower total revenues, which resulted in lower fixed cost absorption, evaluation of certain cost of inventory and a larger share of automotive revenues compared to audio-video, which has much higher gross margin

-	GAAP Net Loss was $(10.0) million in the first quarter 2024, compared to a GAAP Net Loss of $(5.4) million in the first quarter 2023

-	Adjusted EBITDA Loss in the first quarter 2024 was $(7.1) million, compared to Adjusted EBITDA loss of $(2.9) million in in the first quarter 2023

●	Robust balance sheet of $139.8 million in cash, cash equivalents and short-term deposits, and no debt, as of March 31, 2024, compared to $142.0 at the end of December 2023

●	Inventory balance of $12.5 million on March 31, 2024, down from $13.8 million on December 31, 2023

Financial Outlook

Disclaimer: Valens Semiconductor does not provide GAAP net profit (loss) guidance as certain elements of net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. Adjusted EBITDA is a non-GAAP measure. See the tables below for additional information regarding this and other non-GAAP metrics used in this release.

“The macroeconomic landscape continues to be challenging with ongoing short lead times, causing uncertain order activity and inventory consumption by our customers,” said Guy Nathanzon, CFO of Valens Semiconductor. “Due to slightly improved customer demand, second quarter revenues are now expected to range between $12.5 million and $13.0 million, higher than the initial expectations we provided last quarter. Gross margin is expected to range between 52.0% and 52.5%, and adjusted EBITDA loss is expected to be in the range of $(8.3) million and $(8.0) million.

“When the semiconductor industry improves, we will be prepared to advance our growth strategy with an even wider range of solutions and we remain optimistic about Valens Semiconductor’s medium- and longer-term growth potential,” concluded Nathanzon.

Conference Call Information

Valens Semiconductor will host a conference call today, Wednesday, May 8, 2024, at 8:30 a.m. Eastern Time (ET) to discuss its first quarter 2024 financial results and business outlook. To access this call, dial (at least 10 minutes before the scheduled time) +1 (888) 281-1167 (U.S.), 0 (808) 101-2717 (UK), 03 918 0610 (Israel) or +972 3 918 0610 (all other locations). A live webcast of the conference call will be available via the investor relations section of Valens Semiconductor’s website at Valens - Financials - Quarterly Results. The live webcast can also be accessed by clicking here. A replay of the conference call will be available on Valens Semiconductor’s website shortly after the call concludes.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor. These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; the impact of the global pandemic caused by COVID-19 on our customers’ budgets and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays or quality events in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on February 28, 2024 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Valens Semiconductor

Valens Semiconductor is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

VALENS SEMICONDUCTOR LTD.

SUMMARY OF FINANCIAL RESULTS

(U.S. Dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2024	2023
Revenues	11,559	23,880
Gross Profit	6,815	15,793
Gross Margin	59.0%	66.1%
Net Loss	(10,042)	(5,377)
Working Capital[1]	153,272	161,371
Cash, Cash Equivalents and Short-Term Deposits[2]	139,787	139,703
Net Cash Used in Operating Activities	(1,390)	(8,669)
Non-GAAP Financial Data
Non-GAAP Gross Margin[3]	62.0%	67.2%
Adjusted EBITDA Loss[4]	(7,069)	(2,858)
Non-GAAP Loss Per Share[5] (in U.S. Dollars)	$(0.06)	$(0.03)

[1]	Working Capital is calculated as Total Current Assets, less Total Current Liabilities, as of the last day of the period.
[2]	As of the last day of the period.
[3]	Non-GAAP Gross Margin is defined as: GAAP Gross Profit excluding share-based compensation and depreciation expenses, divided by revenue. For the three months ended March 31, 2024, and 2023, share-based compensation and depreciation expenses were $347 thousand and $245 thousand, respectively.
[4]	Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee, and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value of Forfeiture Shares, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Please refer to the appendix at the end of this press release for a reconciliation to the most directly comparable measure in accordance with GAAP.
[5]	See reconciliation of GAAP to non-GAAP financial measures.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollars in thousands, except share and per share amounts)

	Three Months Ended March 31,
	2024	2023

REVENUES	11,559	23,880
COST OF REVENUES	(4,744)	(8,087)
GROSS PROFIT	6,815	15,793
OPERATING EXPENSES:
Research and development expenses	(10,145)	(13,960)
Sales and marketing expenses	(4,388)	(5,060)
General and administrative expenses	(3,571)	(3,832)
TOTAL OPERATING EXPENSES	(18,104)	(22,852)
OPERATING LOSS	(11,289)	(7,059)
Change in fair value of Forfeiture Shares	25	1,507
Financial income, net	1,234	191
LOSS BEFORE INCOME TAXES	(10,030)	(5,361)
INCOME TAXES	(17)	(19)
LOSS AFTER INCOME TAXES	(10,047)	(5,380)
Equity in earnings of investee	5	3
NET LOSS	(10,042)	(5,377)
EARNINGS PER SHARE DATA:
BASIC AND DILUTED NET LOSS PER ORDINARY SHARE[6] (in U.S. Dollars)	$(0.10)	$(0.05)
WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF NET LOSS PER ORDINARY SHARE	104,047,426	101,076,390

[6]	See footnote 5.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	March 31, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	35,100	17,261
Short-term deposits	104,687	124,759
Trade accounts receivable	9,907	14,642
Inventories	12,489	13,836
Prepaid expenses and other current assets	3,982	4,196
TOTAL CURRENT ASSETS	166,165	174,694
LONG-TERM ASSETS:
Property and equipment, net	2,740	2,954
Operating lease right-of-use assets	1,749	2,202
Other assets	623	708
TOTAL LONG-TERM ASSETS	5,112	5,864
TOTAL ASSETS	171,277	180,558
LIABILITIES AND EQUITY
CURRENT LIABILITIES	12,893	15,931
LONG-TERM LIABILITIES
Forfeiture Shares	13	38
Operating leases liabilities	140	190
Other long-term liabilities	79	95
TOTAL LONG-TERM LIABILITIES	232	323
TOTAL LIABILITIES	13,125	16,254

TOTAL SHAREHOLDERS’ EQUITY	158,152	164,304
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	171,277	180,558

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. Dollars in thousands)

	Three Months Ended March 31,
	2024	2023
CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the period	(10,042)	(5,377)
Adjustments to reconcile net loss to net cash used in operating activities:
Income and expense items not involving cash flows:
Depreciation	456	379
Stock-based compensation	3,764	3,822
Exchange rate differences	525	1,252
Interest on short-term deposits	275	(566)
Change in fair value of forfeiture shares	(25)	(1,507)
Reduction in the carrying amount of ROU assets	484	464
Equity in earnings of investee, net of dividend received	5	3
Changes in operating assets and liabilities:
Trade accounts receivable	4,735	(1,399)
Prepaid expenses and other current assets	207	(639)
Inventories	1,347	250
Long-term assets	74	42
Current Liabilities	(2,761)	(5,058)
Change in operating lease liabilities	(418)	(402)
Other long-term liabilities	(16)	67
Net cash used in operating activities	(1,390)	(8,669)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(37,840)	(40,725)
Maturities of short-term deposits	56,979	44,144
Purchase of property and equipment	(30)	(142)
Net cash provided by investing activities	19,109	3,277

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of stock options	126	928
Net cash provided by financing activities	126	928

Effect of exchange rate changes on cash and cash equivalents	(5)	(71)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	17,839	(4,535)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	17,261	20,024
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	35,100	15,489

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for taxes	35	56

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Trade accounts payable on account of property and equipment	212	460
Operating lease liabilities arising from obtaining operating right-of-use assets	31	278

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands)

The following table provides a reconciliation of Net loss to Adjusted EBITDA, a non-GAAP measure. Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value of Forfeiture Shares, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

Although we provide guidance for Adjusted EBITDA, we are not able to provide guidance for projected Net profit (loss), the most directly comparable GAAP measures. Certain elements of Net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide guidance on Net profit (loss) or to reconcile our Adjusted EBITDA guidance without unreasonable efforts. Consequently, no disclosure of projected Net profit (loss) is included. For the same reasons, we are unable to address the probable significance of the unavailable information.

	Three Months Ended March 31,
	2024	2023

Net Loss	(10,042)	(5,377)
Adjusted to exclude the following:
Change in fair value of Forfeiture Shares	(25)	(1,507)
Financial income, net	(1,234)	(191)
Income taxes	17	19
Equity in earnings of investee	(5)	(3)
Depreciation	456	379
Stock-based compensation expenses	3,764	3,822
Adjusted EBITDA Loss	(7,069)	(2,858)

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands, except per share amounts)

The following tables provide a calculation of the GAAP Loss per share and reconciliation to Non-GAAP Loss per share.

	Three Months Ended March 31,
GAAP Loss per Share	2024	2023

GAAP Net Loss used for computing Loss per Share	(10,042)	(5,377)
Earnings Per Share Data:
GAAP Loss per Share (in U.S. Dollars)	$(0.10)	$(0.05)
Weighted average number of shares used in calculation of net loss per share	104,047,426	101,076,390

	Three Months Ended March 31,
Non-GAAP Loss per Share[7]	2024	2023

GAAP Net Loss	(10,042)	(5,377)
Adjusted to exclude the following:
Stock based compensation	3,764	3,822
Depreciation	456	379
Change in fair value of Forfeiture Shares	(25)	(1,507)
Total Non-GAAP Loss used for computing Loss per Share	(5,847)	(2,683)
Earnings Per Share Data:
Non-GAAP Loss per Share (in U.S. Dollars)	$(0.06)	$(0.03)
Weighted average number of shares used in calculation of net loss per share	104,047,426	101,076,390

[7]	The company calculates its non-GAAP Loss per Share as GAAP Net Loss adjusted to exclude the following: Stock based compensation, depreciation, and the change in fair value of Forfeiture Share divided by the weighted average number of shares used in calculation of net loss per share.

For more information, please contact:

Lisa Fortuna

Financial Profiles, Inc.

+1-310-622-8251

Valens@finprofiles.com

SOURCE: Valens Semiconductor